INVEST IN **CARD BLANCH**

One Card That Will Replace all Your Bank and Reward Cards



Highlights

1. Partnership with Visa
2. Successfully raised $500K seed round
3. Highly experienced FinTech team
4. $11 billion market opportunity
5. Featured on Entrepreneur, International Business Times, TechStartups and more

Our Team



Leo Goriev

15 years of entrepreneurship, 9 years in application design and development for international banks and fintech.

For the last five years, our team has had a chance to work with different banks and conduct in-depth reviews with their clients. We found that that people are not seeking better banks or merchants. They are seeking better experiences. Card Blanch is a solution that creates a seamless shopping experience with no change to existing banks and rewards.



Artem Loktionov

PSM certified leader, 9 years of project management experience, 4+ years of managing complex software development projects for international banks.



Egor Skorniakov

13 years in software development in different industries of various complexity.



Egor Avetisov

14+ years in the banking sphere. A former head of innovation in one of the biggest retail banks in Europe.

Pitch


CARD BLANCH
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VISA
ONE CARD THAT WILL REPLACE
ALL YOUR BANK AND REWARD CARDS


Problem
On Average, Every American Has
4
Credit/Debit Cards
10+
Loyalty Program Cards
• To carry all their banking cards all the time
• To remember which card has the best deal at the specific merchant
• To carry all their discount cards
• To waste time presenting and applying discount cards at the cash desk
• To deal with account duplicates within one merchant
• To be aware that not all banks provide contactless payments
*CardRates, CNBC
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Market Size
Key Market - USA
176M
Cardholders in the USA With 1.06B Cards in Use
144B



*These numbers reflect a current market and not company projections for Card Blanch.







Compe tition




Other solutions:

• Don't solve both problems

• Don't provide discounts and offers management

• Manual process of adding and managing cards/rewards

• Not easy to use

FUZE

CURVE

Key Ring

STOCARD


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Revenue Model

• Merchants cashback
• Users monthly subscription model
• Up-sale for merchant rewards
• Up-sale for banking card

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$1.5B
Revenue From Discount Transactions

$11 Billion
Market Opportunity

$10B
Revenue From Monthly Subscription Model

$42M

$18M

$3M

50k | 300k | 700k

2022 | 2023 | 2024

● Revenue   ● Users

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Roadmap

Alterplay - Outsourcing Company Established

Alty - Software Product Design and Development Company Established

Became the official partner of VISA

reddot winner 2020
Won two reddot awards

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Started Developing Card Blanch Product

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Product Launch





2009		2015		2019		2020		2020		2022

| | 2011 | | 2017 | | 2020 | | 2020 | | 2021 | |

Started Working for one of the Biggest European Banks | Narrowed Expertise to Only Fintech and Banking | 40 Teammates, 20+ top European and International Banks in Portfolio, $2,5M Annual Revenue | Angel Investment Raised | Seed Capital Raise

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These are forward looking projections and can't be guaranteed.

Team

Board Members



Leo Goriev
Founder & CEO
15 years of entrepreneurship, 9 years in application design and development for international banks and fintech.

Artem Loktionov
COO
PSM certified leader, 9 years of project management experience, 4+ years of managing complex software development projects for international banks.

Yegor Skorniakov
CTO
13 years in software development in different industries of various complexity.

Egor Avetisov
CPO
14+ years in the banking sphere. Former head of innovation in one of the biggest retail banks in Europe.

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Team

Advisory Board

  

Artem Didushko
Card Business Expert
13+ Years in banking and fintech. Leadership positions in companies like OTP and VISA.

Olexii Sharavar
Fintech Tech Expert
15+ years of experience in lean operations, change management, digital technology, engineering, strategy, delivery, and transformation. CTO in Beeline.

Sveta Laska
Card Product Expert
18+ Years in Banking. Head of Card Products Direction in one of the biggest retail banks in Europe.



Next Steps

$1M
Seed Round

Next Steps
- Finalize product development
- Execute go-to-market strategy
- Launch an aggressive marketing campaign
- Sign partnership with a bank partner
- Create patent portfolio

$0.5M
Successfully Raised Angel Investments

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Your whole wallet in one card

Card Blanch combines all your reward and banking cards into one single digital or ceramic card and application.



Complete spending analytic in one place

Paying with Card Blanch is fantastic because you don't need to use any other budgeting apps or old fashioned excel to get 360 angle insights on your spendings.